News release

Voluntary review of the February 2018 share issuance dismisses allegations

●	Independent review concludes that allegations of illegitimacy regarding Biofrontera’s February 2018 capital increase are unfounded.

●	Biofrontera AG had announced in July 2018 - in accordance with the Deutsche Schutzvereinigung für Wertpapierbesitz e.V. - that it would have the alleged legal infringements reviewed by an unbiased subject-matter expert.

●	In coordination with the Deutsche Schutzvereinigung für Wertpapierbesitz e.V., Prof. Dr. Gerd Krieger was commissioned with the assessment.

Leverkusen, Germany, December 13, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today publishes the result of the independent review of the capital increase in February 2018.

Biofrontera AG increased its share capital in February 2018 by issuing new ordinary shares. The Company initially offered new shares to its existing holders of ordinary shares through a preemptive rights offering. New shares that were not subscribed by the shareholders (rump shares) were placed with US investors in the form of ADSs (US IPO). In the course of the US IPO, the ADS were listed on the US NASDAQ exchange (US listing).

Individual shareholders, namely Deutsche Balaton AG and its affiliated companies, accuse Biofrontera AG of having acted contrary to their duties with regards to the capital increase. Biofrontera AG has rejected the allegations in their entirety. Nonetheless, the Company also decided in concert with the Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (German Association for the Protection of Securities Ownership or DSW) in July 2018, to obtain the opinion of an unbiased subject-matter expert on the allegations, which were also made publicly, in order to provide transparency to its shareholders and alleviate the situation (please refer to the news release issued on July 6, 2018 https://irpages2.eqs.com/websites/biofrontera/German/15/news-detail.html?newsID=1707257). Following the proposal of the DSW, Prof. Dr. Gerd Krieger, partner of the law firm Hengeler Mueller, was commissioned with the assessment. Prof. Dr. Krieger is one of the most respected experts in the field of corporate and capital market law in Germany. The purpose of the report is to answer the following questions:

1.	Was it legally permissible for Biofrontera AG to announce the subscription price for the new shares on Friday, 9 February 2018, or was this unlawful - e.g. with respect of any internal processes at the custodian banks of the shareholders of Biofrontera AG?

2.	Was the subscription price of EUR 4.00 per new share set at a legally permitted amount on February 9, 2018 or was the discount to the stock market price too high?

3.	Was it admissible to use rump shares as basis for the US IPO at the subscription price of EUR 4.00 per new share? Would shareholders have had to be offered an additional subscription beforehand?

4.	Was Biofrontera AG legally obliged to accept offers by Deutsche Balaton AG to acquire rump shares at a price of EUR 4.40 per new share or were the rump shares, also considering the associated costs, as previously communicated to the capital market (including shareholders) allowed to be placed with US investors as basis for the US IPO at the subscription price?

The report “Legal opinion on issues regarding the capital increase 2018 (including US IPO and Listing) of Biofrontera Aktiengesellschaft, Leverkusen” dated December 10, 2018 issued by Prof. Dr. Krieger summarizes the following findings on these issues:

1.	It was legally permissible for Biofrontera AG to announce the subscription price for the new shares on Friday, 9 February 2018. This was in accordance with the requirements of sec. 186 para. 2 sentence 2 AktG (German Stock Corporation Act), according to which the exact issue price must be announced at least three days before the end of the subscription period. The opinion that other rules must apply when the subscription right is settled via a bank in accordance with section 186 para5 AktG (indirect subscription right) contradicts the express provision in section 186 para5 sentence 2 AktG. The view that the period must be set longer to accommodate process time required by the custodian banks is inconsistent not only with the clear wording, but also with the purpose of the provision stipulated in the legal materials.

2.	The subscription price for existing shareholders of EUR 4.00 per new share was set at a legally permissible level.

3.	The rump shares did not have to be offered to the remainder of the existing shareholders for additional subscription. Rather, the Management Board is entitled to sell rump shares at its own discretion while observing the principle of equal treatment.

4.	It was legally permissible to place rump shares in the U.S. as part of the US IPO at a subscription price of EUR 4.00 per new share (or USD 9.88 per ADS).

5.	The Management Board of Biofrontera AG was not obliged to accept the offer of Deutsche Balaton AG to acquire rump shares at a price of EUR 4.40 per new share. While the Management Board has to adhere to the principle of having to achieve the best possible price with respect to the sale of rump shares, this does not necessarily refer to the highest price. On the contrary, the Management Board has to utilize the rump shares in the best possible way considering the interest of the company and taking all circumstances into consideration. In this specific case, the advantages of the US placement at a price of EUR 4.00 per new share, compared to the additional amount of EUR 1,034 thousand offered by Deutsche Balaton AG, were so substantial that the Management Board would have acted contrary to its duty, if it had accepted the offer of Deutsche Balaton AG in favor of the US IPO.

6.	It cannot be attributed to Biofrontera AG that an order placed by Deutsche Balaton AG in the US for the acquisition of ADS was not taken into account. The US banks acted independently in this respect and Biofrontera AG only learned of this afterwards. Irrespective of this, it is also not legally objectionable since Deutsche Balaton AG had no subscription right to ADS and a consideration of the order would have contradicted the purpose of the US placement, which served to attract US investors, not to broaden the circle of German investors.

The complete report can be viewed on the Biofrontera AG website at https://www.biofrontera.com/en/share-209.html. Biofrontera AG trusts that based on the results described above and the transparency thus created, a resolution of the existing differences with individual shareholders can occur to enable a more trusting future cooperation for the benefit of the company, employees and shareholders.

-End-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

News release

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102